UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 1-E

NOTIFICATION UNDER REGULATION E

Item 1.  The Issuer.

Independent Film Development Corporation, 190 N Canon Drive, Suite 420, Beverly Hills, California  90210.

Item 2.  Affiliates and Principal Security Holders of the Issuer.

(a)

The full names and complete addresses of each affiliate of the issuer are:

Kenneth Eade, shareholder, Secretary and Director, 190 N. Canon Drive, Suite 420, Beverly Hills, CA  90210

Jeff Ritchie, Chief Executive Officer and Director,  190 N. Canon Drive, Suite 420, Beverly Hills, CA  90210

George Ivakhnik, Vice President Capital Markets, 190 N. Canon Drive, Suite 420, Beverly Hills, CA  90210

(b)

The full names and complete addresses of each person who owns of record, or is known to own beneficially, ten percent or more of the outstanding securities of any class of the issuer, stating the title and amount owned by such person, is as follows:

Name and Address	Number of Shares	Percentage Owned

Kenneth Eade 190 N Canon Drive, Suite 420 Beverly Hills, CA 90210	6,000,00	73.17%

Jeff Ritchie 190 N Canon Drive Suite 420 Beverly Hills, CA 90210	1,000,000	12.2%

George Ivakhnik 190 N Canon Drive Suite 420 Beverly Hills, CA 90210	1,000,000	12.2%

Officers and Directors as a Group	8,000,000	97.57%

(c)

The Company has no current investment advisors.

Item 3.  Directors and Officers.

The full name and complete residence address of each of the following persons is as follows:

(a)

Each director of the issuer:

Kenneth Eade, 1305 Summit Drive, Beverly Hills, CA  90210

Jeff Ritchie, 17819 Lemarsh Street, Northridge, CA  91325

Patrick Peach, 22665 Califa Street, Woodland Hills, CA  91367

Sanford M. Passman, 6303 Wilshire No. 207, Los Angeles, CA  90048

Jonathan Brandstein, 345 N. Maple, No. 200, Beverly Hills, CA  90210

(b)

Each officer of the issuer, indicating all positions and offices held with the issuer:

Kenneth Eade, Secretary and Director, 1305 Summit Drive, Beverly Hills, CA  90210

Jeff Ritchie, Chairman and Chief Executive Officer and Director, 17819 Lemarsh Street, Northridge, CA  91325

George Ivakhnik, Vice President, Capital Markets, 878 Serrano Place, West Hollywood, CA  90029

(c)

The Company has no investment advisors at the present time.

Item 4.  Counsel for Issuer and Underwriters.

Counsel for the Issuer in conjunction with the proposed offering is Kenneth Eade, 190 N. Canon Drive, suite 420, Beverly Hills, CA   90210.  There is no counsel for the underwriters, because the offering is self-underwritten by the Company, through its officers and directors.

Item 5.  Events Making Exemption Unavailable.

There is no event specified in Rule 602(b), (c), or (d) (Reg. §230.602) which has occurred which would make an exemption under this regulation unavailable for securities of the issuer in the absence of a waiver by the Commission pursuant to Rule 602(c) (Reg. §230.602).

Item 6.  Jurisdictions in which Securities are to be Offered.

(a)

The securities covered by this notification are proposed to be offered by officers and directors of the Company in the following states and other jurisdictions: California, New York, New Jersey, Minnesota, Wisconsin, Nevada, Ohio, Florida, Oregon, Arizona, Texas, Saudi Arabia, United Kingdom, Canada, Switzerland, Mexico, France, China, Dubai, Russia, Belguim, and Germany.

(b)

The offering is to be made by personal telephone contact with investors in which the officers and directors of the company have a pre-existing relationship.  The offering may also be advertised in the states, in accordance with applicable federal and state securities laws.

Item 7.  Unregistered Securities Issuer or Sold Within One Year.

(a)

Within the one year period prior to this filing, the issuer has issued the following unregistered securities:

On September 24, 2007, 5,000,000 shares of common stock were issued to Kenneth Eade, pursuant to Section 4(2) of the Securities Act of 1933.

On November 29, 2007, 1,000,000 shares of common stock were issued to officer and director Kenneth Eade, in exchange for preferred stock of Imperia Entertainment, Inc., pursuant to Section 4(2) of the Securities Act of 1933.

On November 29, 2007, 1,000,000 shares of common stock were issued to officer George Ivakhnik, in exchange for preferred stock of Imperia Entertainment, Inc., pursuant to Section 4(2) of the Securities Act of 1933.

On November 29, 2007, 200,000 shares of common stock were issued to Gregory Allen Webb, in exchange for preferred stock in Imperia Entertainment, Inc., pursuant to Section 4(2) of the Securities Act of 1933.

On March 18, 2008, 1,000,000 shares of common stock were issued to officer and director Jeff Ritchie in exchange for films in development granted to Imperia Entertainment, Inc., pursuant to Section 4(2) of the Securities Act of 1933.

(b)

No unregistered securities of the issuer were sold within one year prior to the filing of this notification by or for the account of any person who at the time was a director, officer, or principal security holder of the issuer, or was an underwriter of any securities of such issuer.

(c)

All unregistered securities were issued pursuant to Section 4(2) of the Securities Act of 1933.

Item 8.  Other Present or Proposed Offerings.

The issuer is not presently offering or contemplating the offering of securities, in additional to those covered by this notification.

Item 9.  Exhibits.

The following exhibits are filed as part of this Notification:

A copy of the subscription agreement defining the rights of holders of equity securities.

(a)

There is no underwriting contract relating to the securities to be offered hereunder, as they are offered by officers and directors of the issuer.

(b)

No securities proposed to be offered hereunder are to be offered for the account of any person other than the issuer.

(c)

The offering circular.

(d)

A written consent and certification is not attached as there is no underwriter.  This offering is to be self-underwritten, pursuant to exemption from registration as a broker-dealer pursuant to Rule 3a4-1 of the Securities Exchange Act of 1934.

(e)

The issuer is not a small business investment company as defined in §230.602(a) of this chapter.

This notification has been signed in the City of Beverly Hills, State of California, on April 23, 2008.

By:  /s/ George Ivakhnik

George Ivakhnik, Vice President, Capital Markets